[Letterhead of Simpson Thacher & Bartlett LLP]
January 22, 2010
VIA EDGAR AND FAX
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from SEC Staff dated November 18, 2009 regarding United America Indemnity, Ltd. Form 10-K for the year ended 12/31/2008 Filed March 10, 2009 File No. 000-50511
Dear Mr. Riedler:
     On behalf of United America Indemnity, Ltd. (the “Company”), we are providing the following responses to your comment letter dated November 18, 2009 regarding the Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 10, 2009 by the Company. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Business
Reinsurance of Underwriting Risk, page 12
1.	We note that two reinsurers, Munich Re America, Inc. and Swiss Reinsurance America Corp. represent the majority of your reinsurance agreements. Please disclose the material terms of these reinsurance agreements and file the agreements as exhibits.

The reinsurance agreements (collectively, the “Reinsurance Agreements”) are contracts that ordinarily accompany the kind of business conducted by the Company and its subsidiaries and, therefore, are deemed to be made in the ordinary course of business. The Company is not substantially dependent upon any one such agreement and in fact the agreements with Swiss Re are all currently in runoff. Therefore, the Company does not believe that Item 601(b)(10) requires the Company to file the Reinsurance Agreements as an exhibit. In addition, the Company’s exposure to the two

Mr. Jeffrey P. Riedler	January 22, 2010
reinsurers over the past five years, as measured by unsecured reinsurance receivables in excess of collateral held and as disclosed in the notes to the Company’s audited financial statements, has decreased by 81% for Munich Re and 90% for Swiss Re.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Premiums, page 65
2.	We note your disclosure here that gross premiums written and net premiums written in your reinsurance operations declined for the same reason — the non-renewal of a treaty that did not meet profitability requirements. However, there is a significant discrepancy between the decline of gross premiums written and that of net premiums written. If the non-renewed treaty was a retrocessional agreement it would seem that the result would be higher net premiums written as your company would be ceding less of your reinsurance premiums written. Please revise your disclosure to remove this inconsistency.

In response to the Staff’s comment, in its next filing on Form 10-K, the Company will delete the last sentence of the first paragraph and insert in lieu thereof: “The decrease was primarily due to the non-renewal in 2008 of a treaty we had written in 2007 that no longer met our profitability requirements.”

In addition, the Company will delete the last sentence of the second paragraph and insert in lieu thereof: “The decrease was due to an increase in the amount of gross premiums retroceded to our reinsurers. With respect to the non-renewed treaty referred to above, in 2007 we retroceded a smaller percentage of gross written premiums under that treaty compared to other treaties we wrote. Therefore, in 2008 the non-renewal of that treaty had a disproportionate impact on net written premiums when compared to gross written premiums.”
Executive Compensation
3.	We note from your Summary Compensation Table that there were changes in your named executive officers in the past year, including the addition of Messrs. McGeehan and Reynolds, and the removal of Messrs. Tate and March. Please revise to disclose the approval of salaries, employment agreements or other compensation for new named executive officers. We note that one of the activities of the Committee was to approve employment agreements and compensation packages for new named executive officers as stated on page 152.

In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following after the sentence you cite:
The Compensation Committee or the Board of Directors has approved the compensation and the employment agreements for all of our named executive

Mr. Jeffrey P. Riedler	January 22, 2010
officers. However, the Board of Directors has delegated to the chief executive officer the right to agree to salaries up to $250,000 and $200,000 for senior vice presidents and vice presidents, respectively; grants of up to 15,000 and 2,500 shares of stock for senior vice presidents and vice presidents, respectively; grants of up to 15,000 and 2,500 options for senior vice presidents and vice presidents, respectively, and up to $50,000 and $35,000 in signing bonuses for senior vice presidents and vice presidents, respectively.
Base Salary, page 150
4.	We note your disclosure that you use peer group comparison in determining base salaries for your named executive officers. Please expand your disclosure to identify the companies belonging to the peer group and how you benchmark against those peer group companies.

In response to the Staff’s comment, in the next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following:
We participate in the Property Casualty Insurance Compensation Survey, currently administered by Mercer on an annual basis. While the companies that participate in this survey may vary from one year to the next, the following companies were all participants in the most recent survey: ACUITY; Amica Mutual Insurance Company; Argo Group US; Auto Club Group; Central Insurance Companies; Crum & Forster; FBL Financial Group, Inc.; FCCI Insurance Group; Harleysville Insurance; Metropolitan Property and Casualty Insurance Company; OneBeacon Insurance; PMC Capital Corporation; QBE Regional Insurance; Scottsdale Insurance (a subsidiary of Nationwide); Selective Insurance Company of America; Swiss Re; The Main Street America Group; Utica National Insurance Group; Westfield Group; and Zenith National Insurance Corporation. Our goal is for base salaries to be approximately in the 50th percentile of our peer group.
5.	Further, please explain how you use the factors you disclose, such as individual past performance, level and scope of responsibility and internal equity in adjusting base salaries.

In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will delete the current disclosure under “Base Salary” and substitute the following:
The Compensation Committee also weighs a variety of factors in setting the chief executive officer’s base salary and in evaluating the chief executive officer’s recommendations for the base salaries of the other named executive officers, including individual past performance, potential with us, level and scope of responsibility and relative fairness among the executive officers.

Mr. Jeffrey P. Riedler	January 22, 2010
The Compensation Committee does not give any more weight to one factor than another.
Annual Cash Bonus Incentives, page 150
6.	Your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your executive officers’ bonus payments. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	The performance objectives;

•	Any minimum, target and maximum levels of achievement set for each objective; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Finally, please confirm that you will discuss the achievement of the objectives in your 2009 proxy statement.
The Company will provide draft disclosure and the Staff will have an opportunity to review the language before the Company mails its 2010 Proxy Statement on Schedule 14A.
7.	Further, while you discuss each of your named executive officers in this section, we note from the Summary Compensation Table that only two of those officers — Mr. McGeehan and Mr. Reynolds — were ultimately awarded cash bonuses. Please expand your disclosure to explain the factors considered in not awarding bonuses, and please confirm that in the future, to the extent that not all named executive officers receive bonuses, you will provide similar disclosure.

In the next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following new fourth paragraph under “Our Compensation Philosophy.”
Mr. Frakes’ employment agreement sets forth his target bonus. After completion of each bonus year, a performance score for such year will be determined by the Board by (1) dividing (i) the actual consolidated net income per share of the Company (adjusted to account for all items of gain, loss, or expenses determined by the Board to be unanticipated and/or extraordinary) determined on an accident year basis by (ii) the projected consolidated net income per share of the Company (determined on an accident year basis). This performance score has to be greater than 90% for Mr. Frakes to receive any part of the

Mr. Jeffrey P. Riedler	January 22, 2010
bonus. Under his employment contract, one third of his bonus is paid in restricted stock and the remainder is paid in cash. Mr. McGeehan participates in the bonus plans described below available to non-named executive officers. The named officers other than Mr. McGeehan have bonus targets in their employment contracts but the performance criteria are established by the Board of Directors annually and are based principally on an underwriting income target for the businesses they run. One-third of the bonus for the named executive officers other than Mr. McGeehan is payable in restricted stock and two-thirds is payable in cash.
In response to the Staff’s comments, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will replace the second paragraph under “Annual Cash Bonus Incentives” with the following paragraph:
With respect to 2008, Mr. Frakes’ annual cash bonus opportunities related to our net income per share targets as required by the terms of his employment agreement. For Messrs. McDowell and Reynolds, their bonus opportunities were set forth in their employment agreements and the board of directors established accident year targets and/or other target performance measures for their respective businesses. For Mr. McGeehan the bonus opportunities are set forth in his employment agreement and the board established underwriting income targets. Mr. Whiting was also eligible for a cash bonus on the basis of individual achievement of certain qualitative goals. Messrs. Tate,Whiting and March were not eligible for bonuses for 2008 performance due to their departures from the Company. These targets reflect each executive’s responsibilities and a day-to-day emphasis on generating profits. Messrs. Frakes, McDowell and Reynolds did not receive bonuses because their targets were not met.
In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will similarly describe the factors considered if bonuses are not awarded based on 2009 performance.
Long-term Incentives, page 150
8.	We note your disclosure that equity incentive compensation awards vest based on, “attainment of performance goals.” Please expand your disclosure to enumerate the goals set for each named executive officer, the vesting that may occur upon the achievement of each goal, and identify which of the goals have already been attained and triggered vesting events that resulted in the amounts listed in the Stock Awards and Option Awards columns of your Summary Compensation Table. Further, please disclose the terms of Messrs. Frakes and Reynold’s employment agreements that you

Mr. Jeffrey P. Riedler	January 22, 2010
disclose dictate their equity ownership guidelines, and that resulted in the Stock Awards and Option Awards listed for each in the Summary Compensation Table.
In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following at the end of the first sentence of the first paragraph under “Long-term Incentives”: “or under their employment contracts.”
In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will replace the second sentence of the first paragraph under “Long-term Incentives” with the following sentence:
Grants under either the Share Incentive Plan or pursuant to employment contracts are an important component of our compensation policies and are designed to motivate recipients to act from the perspective of a long-term owner.
In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following at the end of the first sentence of the second paragraph under “Long Term Incentives”: “or pursuant to employment agreements.”
In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following paragraph after the second paragraph under “Long Term Incentives”:
Under our Share Incentive Plan participants receive, subject to continued employment in good standing, an equity award in the form of restricted shares of common stock based on return on equity targets. These shares of common stock vest in three annual installments. In addition, participants are eligible to receive shares of common stock in respect of loss development for any “accident year.” At the end of an accident year, the Company determines losses and loss adjustment expenses and operating income. Three years later the Company recalculates losses and loss adjustment expenses and operating income. So long as (i) losses and loss adjustment expenses for that accident year are no greater than those which were originally presented for that accident year, (ii) operating income for that accident year is at least 85% of projected operating income as previously calculated and (iii) the officers continue to be employed and in good standing, they will receive shares of common stock. Mr. McGeehan participates in this plan and can receive shares for 15% to 25% of his base salary if targets are met.
As discussed above under “Our Compensation Philosophy,” under Mr. Frakes’ employment agreement, his bonus opportunity is fixed and payment is based on the Company achieving at least 90% of projected consolidated net operating income per share. He receives a partial bonus unless the Company achieves or exceeds projected net operating income per share. If a bonus is earned one-third is paid in restricted stock which vests 25% per year over four years. The other named executive officers except Mr. McGeehan also have employment

Mr. Jeffrey P. Riedler	January 22, 2010
contracts setting forth their bonus opportunities but the criteria for payment is set by the Board of Directors annually and is principally based on underwriting income targets and qualitative targets tailored to the officer’s business. If a bonus is earned, one-third is paid in restricted stock which vests 25% per year over four years.
In response to the Staff’s comment, in its next filing on Form 10-K and/or Schedule 14A, as applicable, the Company will add the following at the end of “Equity Ownership”:
Both Mr. Frakes and Mr. Reynolds have stock ownership guidelines in their employment agreements of twice their annual compensation.

     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call the undersigned at (212) 455-7113 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
/s/ Gary Horowitz
Gary Horowitz

cc:	Michael Rosenthall, Securities and Exchange Commission Thomas McGeehan, United America Indemnity, Ltd. Robert Hughes, United America Indemnity, Ltd. Linda Hohn, United America Indemnity, Ltd.